

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 3, 2009

via U.S. mail and facsimile

Angela D. Toppi, CFO
Trans-Lux Corporation
26 Pearl Street
Norwalk, Connecticut 06850-1647

> **RE:** **Trans-Lux Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **Form 10-K/A No. 2 for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **Form 10-K/A No. 3 for the Fiscal Year Ended December 31, 2008**
> **Filed December 1, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 1-2257**

Dear Ms. Toppi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief